8/10

04036156

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ross Gold Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4571

FISCAL YEAR 12-31-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/10/04

82-4571

12-31-03
ARIS

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BOSS GOLD CORP. (formerly Cora Resources Ltd.)	**December 31, 2003**	**04/05/19**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**www.bossgold.ca**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	**DOUGLAS BROOKS**	**04/05/19**
"Irvin Ridd"	**IRVIN RIDD**	**04/05/19**

(Electronic signatures should be entered in "quotations")

BOSS GOLD CORP.

(formerly Cora Resources Ltd.)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Boss Gold Corp.
(formerly Cora Resources Ltd.)

We have audited the consolidated balance sheets of Boss Gold Corp. (formerly Cora Resources Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
May 17, 2004

"Amisano Hanson"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BOSS GOLD CORP.
(formerly Cora Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

ASSETS	2003	2002
Current		
Cash	$ 1,570	$ 1,329
GST receivable	13,546	3,190
Prepaid expenses	4,250	3,000
	19,366	7,519
Capital assets – Note 3	959	1,253
	$ 20,325	$ 8,772
LIABILITIES		
Current		
Accounts payable – Note 5	$ 929,771	$ 604,907
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 6 and 8	3,175,851	3,175,851
Deficit	(4,085,297)	(3,771,986)
	(909,446)	(596,135)
	$ 20,325	$ 8,772

Nature and Continuance of Operations – Note 1
Subsequent Event – Note 8

APPROVED BY THE DIRECTORS:

"Douglas Brooks", Director   *"Irvin Ridd"*, Director

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.

(formerly Cora Resources Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended December 31, 2003 and 2002

	2003	2002
Administrative Expenses		
Accounting and audit fees	$ 18,705	$ 16,838
Amortization	294	390
Consulting	-	1,050
Filing fees	5,567	8,074
Interest	55,973	41,448
Legal fees	140,335	9,848
Management fees	30,000	30,000
Office expenses	7,864	9,625
Rent	36,000	36,000
Transfer agent fees	5,391	2,549
Travel and promotion	230	-
Loss before other item	(300,359)	(155,822)
Other item		
Write-off of resource property costs – Note 4	(12,952)	(15,113)
Net loss for the year	(313,311)	(170,935)
Deficit, beginning of year	(3,771,986)	(3,601,051)
Deficit, end of year	$ (4,085,297)	$ (3,771,986)
Basic and diluted loss per share	$ (0.09)	$ (0.05)

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
(formerly Cora Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net loss for the year	$ (313,311)	$ (170,935)
Add items not involving cash:		
Amortization	294	390
Write-off of resource property costs	12,952	15,113
	(300,065)	(155,432)
Changes in non-cash working capital item related to operations:		
GST receivable	(10,356)	(97)
Prepaid expenses	(1,250)	-
Accounts payable	324,864	156,243
	13,193	714
Investing Activity		
Increase in resource properties	(12,952)	-
Increase in cash during the year	241	714
Cash, beginning of year	1,329	615
Cash, end of year	$ 1,570	$ 1,329
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
(formerly Cora Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1 Nature and Continuance of Operations

On November 19, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name from Cora Resources Ltd. to Boss Gold Corp. The Company's common shares are listed for trading on the NEX board, a division of the TSX Venture Exchange ("TSX").

These financial statements have been prepared on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2003, the Company has a working capital deficiency of $910,405 and has accumulated $4,085,297 in losses since inception. The Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided on a declining balance basis over the estimated useful life of the asset at the following rates:

Computer equipment	30%
Office furniture	20%

In the year of acquisition amortization is charged at one-half rates.

(d) Resource Properties and Deferred Exploration Expenditures

The acquisition of resource properties and related exploration and development costs are initially recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

(e) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company plans to adopt the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 1,041	$ 301	$ 431
Office furniture	1,388	730	658	822
	$ 2,730	$ 1,771	$ 959	$ 1,253

Note 4 Resource Properties

During the year ended December 31, 2003, the Company entered in a mining lease agreement to purchase 100% of forty-three (43) unpatented mining claims situated in Elko County, Nevada, known as the Poker Flats Claims. The Company agreed to pay US$10,000 (paid) as an initial lease payment and issue 150,000 free trading shares of the Company's common stock. Annual lease payments are US$25,000 on the first anniversary of the Agreement date and payments increase by US$5,000 per year in each of the next 3 years.

Note 4 Resource Properties – (cont'd)

The Company cancelled the agreement and wrote-off resource property costs of $12,952 during the year ended December 31, 2003.

During the year ended December 31, 2002, the Company abandoned the Cairn Claims option and wrote-off $15,113 of resource property costs.

Note 5 Related Party Transactions

At December 31, 2003, accounts payable include $Nil (2002: $2,000) owing to a director of the Company and $6,572 (2002: $Nil) owing to a Company with a common director. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 6 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	2003		2002	
	Number	$	Number	$
Balance, beginning of year	10,075,864	3,175,851	10,075,864	3,175,851
Consolidation – 3 old for 1 new	(6,717,244)	-	-	-
Balance, end of year	3,358,620	3,175,851	10,075,864	3,175,851

Note 7 Corporate Income Tax Loss Carry-Forwards

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2003	2002
Basic statutory and provincial income tax rate	37.62%	37.62%
Expected tax recovery on net loss	$ 117,868	$ 64,305
Differences due to recognition of items for tax purposes:		
Amortization of capital assets	(111)	(116)
Write-off of resource property costs	(4,873)	(5,686)
	112,884	58,503
Valuation allowance for future income tax assets	(112,884)	(58,503)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

The Company has accumulated non-capital losses totalling $1,185,062 which can be utilized to offset taxable income of future years. These losses expire as follows:

2004	$ 179,854
2005	130,261
2006	139,704
2007	160,161
2008	119,585
2009	155,432
2010	300,065
	$ 1,185,062

At December 31, 2003, the Company has incurred Canadian Exploration Expenses totalling $928,292 and Foreign Exploration and Development Expenses totalling $42,158 which may be applied against certain future years' taxable income at various rates per year.

Note 7 Corporate Income Tax Loss Carry-Forwards – (cont'd)

The Company does not have any other significant future income tax assets or liabilities. These future income tax assets have been fully allowed for and the potential tax benefits have not been recorded in the financial statements.

Note 8 Subsequent Event

Subsequent to December 31, 2003, 335,000 share purchase options were granted to the Company's officers and directors. Each share purchase option allows the holder thereof the right to purchase one common share for $0.18 per share, expiring on January 14, 2006.

BOSS GOLD CORP.
(formerly Cora Resources Ltd.)
YEAR END REPORT - FORM 51
for the year ended December 31, 2003

Schedule A: Financial Information
- See attached financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

   Administrative Expenses
   - See attached financial statements

2. Related Party Transactions

   Aggregate amount of expenditures made to parties not at arm's-length $ Nil

3. Summary of securities issued and options granted during the period:
   For the current fiscal year to date.

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at end of the reporting period:

   a) Authorized share capital:
      - See Note 6 of the Financial Statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 6 of the Financial Statements

   c) Summary of option, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. Directors and officers: Douglas Brooks, President and Director
   Irvin Ridd, Director
   Ron Hughes, Director
   Kevin Addie, Director
   Leeta Drinovz, Secretary

Schedule C: Management Discussion
- See attached

BOSS GOLD CORP.
(formerly Cora Resources Ltd.)
YEAR END REPORT – FORM 51
for the year ended December 31, 2003

Schedule C: Management Discussion and Analysis

Results of Operations

Boss Gold Corp. (formerly Cora Resources Ltd.) (the "Issuer") incurred a net loss of $313,311 ($0.09 per share) for the year ended December 31, 2003, as compared to a loss of $170,935 ($0.05 per share) for the year ended December 31, 2002. The increase in net loss for the most recent fiscal year was due primarily to the increase in administrative expenditures, professional fees and interest charges.

Corporate Reorganization

On November 19, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name from Cora Resources Ltd. to Boss Gold Corp.

Management

The Issuer's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

Inactive Status

On August 18, 200,3 the Issuer was transferred to the NEX board of the TSX Venture Exchange and its shares now trade with the symbol BOZ.H.

TSX Venture Exchange, pursuant to its policies, declared the Issuer inactive on November 21, 2000. The Issuer filed its reactivation plan, which was accepted, and was given until May 22, 2002 to complete its reactivation. With the announcement of the proposed change of business on February 28, 2002, the Issuer's shares were halted from trading and its shares resumed trading on August 28, 2003.

Mineral Properties

Poker Flats Gold Prospect

During the year ended December 31, 2003, the Issuer entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada, for a 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada, known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Issuer. Subsequent to December 31, 2003, on April 1, 2004, the parties mutually cancelled the Agreement.

Acquisition of Interactive Games

On August 22, 2003, the Issuer announced that it will not be proceeding with the change of business through an acquisition of Cyber-Cinema Interactive Inc. ("Cyber") and the related $10,000,000 private placement initially announced on February 27, 2002. Cyber, a British Columbia company based in Vancouver, was to sell nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidation shares of the Issuer at a deemed price of $1.00 per share.

Investor Relation Activities

No investor relation activities were undertaken on behalf of the Issuer during the year ended December 31, 2003. The Issuer conducted investor relation activities through its directors.

Liquidity and Continuing Operations

As at December 31, 2003, the Issuer had a working capital deficiency of $910,405 and accumulated losses of $4,085,297 since inception. Its ability to continue as a going concern is dependent upon the ability of the Issuer to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

During the year ended December 31, 2003, the Issuer agreed to a $700,000 private placement of 7,000,000 units of its securities at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.13 per share for two years. This private placement was announced in relation to the exploration on the Issuer's Poker Flats, Nevada property and for general corporate purposes including elimination of debt. Subsequent to December 31, 2003 the Issuer terminated the Poker Flats Mining Lease Agreement and cancelled the private placement.

Outlook

The Issuer's Board of Directors is reviewing possible acquisitions focusing on natural resources opportunities.

BOSS GOLD CORP.

(Formerly Cora Resources Ltd.)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of **Boss Gold Corp.** (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501, 905 West Pender Street, Vancouver, British Columbia on June 15, 2004 at the hour of ten o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2003, and the report of the auditor thereon;
2. To appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;
3. To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last Annual General Meeting;
4. To elect Directors for the ensuing year;
5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;
6. To consider and, if thought fit, to pass a Special Resolution that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 common shares without par value, into 33,333,333 common shares without par value, every three (3) of such common shares before consolidation being consolidated into one (1) common share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

(iii) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions.

7. To consider and, if thought fit, to pass a Special Resolution that:

(a) the name of the Company be changed from Boss Gold Corp. to International Boss Gold Corp. or such other name as the Board of Directors may approve; and

(b) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly wherever the name of the Company appears therein;

8. To consider and, if thought fit, approve the possible creation of a control block or change of control resulting from the issuance of additional common shares in connection with future financings by way of private placement, common shares for debt issuances or other issuances relating to the Company's reorganization; and

9. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 18th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
DOUGLAS B. BROOKS
President and Director

BOSS GOLD CORP.

(Formerly Cora Resources Ltd.)
#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 18, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 15, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of **Boss Gold Corp.** (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on June 15, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on October 3, 2003 pursuant to the then requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT #501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 10, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 3,358,621 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following is the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

NAME	NO. OF VOTING SECURITIES	PERCENTAGE
Douglas B. Brooks	373,117	11.1%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Shareholders, the number of positions on the Company's Board of Directors had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Douglas B. Brooks North Vancouver, BC President and Director	President of the Company since September 29, 1998.	April 8, 1998 to date	373,117
Irvin B. Ridd West Vancouver, BC Director	Real Estate Broker with Premier Canadian Properties	November 14, 1996 to date	70,549
R. Kevin Addie Vancouver, BC Director	President of Bonnie Lee Fishing Charters Ltd.	November 14, 1996 to date	104,779
Ron Hughes Burnaby, BC Director	Self-employed Exporter of building supplies and housing packages	November 14, 1996 to date	13,333

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Irvin Ridd, Kevin Addie are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks became the President and Chief Executive Officer of the Company on September 29, 1998. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ending December 31, 2001, 2002 and 2003, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President, CEO	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

During the financial year ended December 31, 2003, no options or SARs were exercised by the Named Executive Officer and at December 31, 2003 no options or SARs were outstanding to the Named Executive Officer. On January 2, 2004 110,000 options were granted to the Named Executive Officer exercisable at a price of $0.18 per share on or before January 14, 2006.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2003 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year. However, on January 2, 2004 175,000 options were granted to Directors of the Company exercisable at a price of $0.18 per share on or before January 14, 2006.

During the financial year ended December 31, 2003, no options or SARs were exercised by Directors and at December 31, 2003 no options or SARs were outstanding to Directors.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Winston Resources Ltd., whereby Winston Resources Ltd. is engaged to perform management services at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors on March 1, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Related Party Transactions

During the financial year ended December 31, 2003 the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. During the financial year ended December 31, 2003 $6,572 was advanced by 552744 B.C. Ltd., a British Columbia non-reporting company, which has a common Director with the Company, Douglas B. Brooks.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the

Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve a consolidation and re-organization of the Company's common shares to give the Company greater flexibility in future financings. Management is proposing the consolidation on two different bases, a two for one basis or a three for one basis, and also proposing that the directors of the Company be given full discretion to select and implement the consolidation ratio. This discretion will provide the directors with the flexibility to implement a consolidation on the ratio that they believe will be most effective for the Company with respect to securing future financing without incurring the expense of calling a further special meeting of Shareholders. As at the date of this Information Circular, a future financing has not been negotiated by the Company and therefore, a price for such future financing has not been determined. There can be no guarantee that upon completing a consolidation of its common share capital, the Company will be able to secure a future financing and the Company may have to incur the cost of a special meeting of Shareholders to obtain approval for further alteration to its common share capital structure.

Accordingly, Management is requesting approval to the consolidation of all the Company's common shares without par value from 100,000,000 common shares without par value into, 33,333,333 common shares without par value, every three (3) of such common shares before consolidation being consolidated into one (1) common share without par value.

Further, the Shareholders are also being asked to approve the increase of the number of shares which the Company is authorized to issue post consolidation to 100,000,000 common shares without par value.

Change in Corporate Name

Shareholder approval is requested to a Special Resolution which would approve a change in the name of the Company from Boss Gold Corp. to International Boss Gold Corp. or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization.

Creation of Control Block or Change of Control

Shareholder approval is being requested to the possible creation of a control block or change of control resulting from the issuance of additional common shares in connection with future financings by way of private placement, shares for debt issuances or other issuances relating to the Company's reorganization. Any such issuance or issuances would be subject to approval of the Company's Board of Directors and subject to acceptance for filing by the TSX Venture Exchange. As a result of such an issuance or issuances, one person, or a group of people who intend to vote their common shares as a group, may own in excess of 20% of the then issued and outstanding common shares of the Company. To the knowledge of the Company, no person currently holds a control position of the Company.

The Company is seeking Shareholder approval now in order to avoid the cost of calling a further general meeting of Shareholders specifically to approve such a common share issuance or issuances.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL

BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 18th day of May, 2004.

BOSS GOLD CORP.

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer